UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 22, 2018

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated February 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 22, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2017 RESULTS
Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $15.4 million and adjusted net income attributable to the partners and preferred unitholders(1) of $11.3 million (excluding items listed in Appendix A to this release) in the fourth quarter of 2017.

•	Generated GAAP income from vessel operations of $51.0 million and total cash flow from vessel operations(1) of $144.9 million in the fourth quarter of 2017.

•	Generated distributable cash flow(1) of $34.4 million, or $0.08 per common unit, in the fourth quarter of 2017.

•
The Randgrid FSO, the 50%-owned Pioneiro de Libra FPSO and the first two East Coast Canada shuttle tanker newbuildings commenced their respective charter contracts; and took delivery of the final two towage newbuilding vessels.

•	Completed the upgrades of the Petrojarl I FPSO; unit is currently undergoing field installation and testing on its Brazilian field prior to commencing its charter contract.

•
Entered into a contract extension for the Petrojarl Cidade de Rio das Ostras (Ostras) FPSO to May 2018, plus an extension option, and nearing completion of a contract extension for the Voyageur Spirit FPSO to at least April 2019.

Hamilton, Bermuda, February 22, 2018 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter and year ended December 31, 2017.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017 (2)	2016	2017	2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	295,728	273,626	274,920	1,110,284	1,152,390
Income (loss) from vessel operations	51,026	(273,707)	56,544	(116,005)	230,853
Equity income	2,126	4,416	4,087	14,442	17,933
Net income (loss)	16,037	(320,276)	96,266	(299,442)	44,475
Net income (loss) attributable to the partners and preferred unitholders	15,399	(317,491)	91,953	(303,206)	32,617
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	144,903	124,181	134,839	544,972	584,322
Distributable cash flow (DCF) (1)	34,449	13,382	21,627	105,706	161,329
Adjusted net income attributable to the partners and preferred unitholders (1)	11,329	3,064	8,487	39,977	86,007

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Please refer to Appendices in the third quarter of 2017 release for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net income for the fourth quarter of 2017, compared to the same quarter of the prior year, was impacted by pre-operational costs related to the transit of the shuttle tanker newbuildings, the Beothuk Spirit and Norse Spirit, to the East Coast of Canada during the fourth quarter of 2017, and a decrease in unrealized gains on derivative instruments. GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2017, compared to the same quarter of the prior year, were positively impacted by the commencement of operations of the Randgrid FSO and Pioneiro de Libra FPSO in the fourth quarter of 2017, partially offset by non-recurring repair and maintenance expenses in the fourth quarter of 2017 relating to two of the Partnership's redelivered shuttle tankers.
CEO Commentary

“During the fourth quarter of 2017, we generated higher cash flow from vessel operations driven mainly by the delivery and contract start-up of two of our growth projects combined with lower G&A expenses," commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.
“Recently, we finalized an agreement and are nearing completion of a second agreement in our FPSO segment which will extend the contract durations with existing customers on existing fields. We are pleased to report that we have entered into an agreement with Petrobras to extend the employment on the Ostras FPSO from January 2018 to May 2018, plus an extension option, and we are nearing completion of the previously-announced contract extension with Premier Oil for the Voyageur Spirit FPSO out to at least April 2019,” commented Ms. Sæther. "In addition, ALP Maritime, our towage subsidiary, was recently awarded its largest contract to-date, which requires the use of five of its vessels."
“Looking ahead, we expect our cash flows to continue to grow as we pivot from project execution to harvesting cash flows from our projects, which will also further strengthen our balance sheet as we naturally delever over time,” Ms. Sæther commented. “Over the past five months, the Randgrid FSO, Pioneiro de Libra FPSO and two East Coast Canada shuttle tanker newbuildings commenced their respective charter contracts and we completed the upgrades on our most challenging project, the Petrojarl I FPSO, which arrived at its Brazilian oil field in early January 2018. This FPSO is now undergoing field installation and testing activities and it is expected to commence its charter contract in April 2018. In aggregate, we expect these projects, along with our third East Coast Canada shuttle tanker, which is scheduled to commence its contract in May of this year, to generate approximately $200 million of annual cash flow from vessel operations on an annualized basis with a weighted average contract length of approximately 10 years.”
"2017 represented a challenging but ultimately transformative year for Teekay Offshore," continued Ms. Sæther. “We successfully closed our strategic partnership with Brookfield, which enhanced our financial position while positioning us to better service our customers and take advantage of future growth opportunities as the global energy markets recover."

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Summary of Recent Events
Growth Projects Update
In October 2017, the Randgrid FSO, which was converted from one of the Partnership’s shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year charter contract with Statoil ASA (Statoil) on the Gina Krog oil and gas field in the Norwegian sector of the North Sea. This contract has 12 additional one-year options to extend.
In late-November 2017, the 50%-owned Pioneiro de Libra FPSO, which was converted from one of the Partnership’s shuttle tankers at Sembcorp’s Jurong shipyard in Singapore, commenced its 12-year charter contract with a consortium of international oil companies, including Petrobras, Total S.A., Shell, China National Petroleum Corporation and China National Offshore Oil Corporation, on the giant Libra block in the Santos Basin offshore Brazil. This joint venture is equity accounted by the Partnership and contributed only one month of cash flows in the fourth quarter of 2017.
In late 2017, the Partnership took delivery of the first two East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit, with the third vessel, the Dorset Spirit, scheduled to deliver in early-March 2018. The first two newbuildings commenced long-term charter contracts in December 2017 and January 2018 with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy, with the third newbuilding scheduled to commence its long-term charter contract in May 2018. The Beothuk Spirit and Norse Spirit replaced existing in-chartered vessels servicing the East Coast of Canada, the first of which the Partnership redelivered to its owner while the second the Partnership repositioned to the North Sea to operate in the Partnership's contract of affreightment (CoA) portfolio.
In December 2017, the Partnership completed the upgrades of the Petrojarl I FPSO unit which arrived on the Atlanta field in Brazil in January 2018. The unit is now undergoing field installation and testing prior to commencing its five-year charter contract with Queiroz Galvão Exploração e Produção SA (QGEP), which is expected to occur in April 2018.
In October 2017 and February 2018, the Partnership took delivery of the last two of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper and ALP Keeper, constructed by Niigata Shipbuilding & Repair in Japan.
Recontracting of FPSO Units
In January 2018, the Partnership entered into a contract extension with Petrobras to extend the employment of the Ostras FPSO for four months at a slightly lower fixed rate. Petrobras also has an option to extend the contract for an additional two months to July 2018.
The Partnership is nearing completion of the previously-announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field out to at least April 2019. The new contract, which will take effect in April 2018, will include a fixed charter rate component plus a component based on oil production and oil price.
New Growth Projects
In November 2017, the Partnership declared options with Samsung Heavy Industries Co. Ltd., to construct two additional Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $265 million. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design. Upon delivery in 2020, these vessels will join the Partnership’s CoA portfolio in the North Sea.
ALP Contract Award
In February 2018, ALP Maritime, the Partnership’s towage subsidiary, was awarded a contract to provide five vessels to perform mobilization and field installation services in spring 2018. The contract is expected to require approximately 330 vessel equivalent days to service the project.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(ii)	Total
GAAP FINANCIAL COMPARISON
Revenues	118,675	132,106	34,409	321	12,212	3,540	(5,535)	295,728
Income (loss) from vessel operations	39,304	13,582	12,119	(7,822)	(5,114)	(774)	(269)	51,026
Equity income	2,126	—	—	—	—	—	—	2,126
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	69,391	47,869	24,698	(6,163)	(743)	(774)	—	134,278
CFVO from equity accounted vessels (i)	10,625	—	—	—	—	—	—	10,625
Total CFVO (i)	80,016	47,869	24,698	(6,163)	(743)	(774)	—	144,903

	Three Months Ended
	December 31, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
GAAP FINANCIAL COMPARISON
Revenues	116,429	129,092	12,037	3,821	9,794	3,747	—	274,920
Income (loss) from vessel operations	33,310	32,677	1,576	(6,443)	(3,863)	(713)	—	56,544
Equity income	4,087	—	—	—	—	—	—	4,087
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	65,925	60,038	6,787	(4,820)	(435)	(713)	—	126,782
CFVO from equity accounted vessels (i)	8,057	—	—	—	—	—	—	8,057
Total CFVO (i)	73,982	60,038	6,787	(4,820)	(435)	(713)	—	134,839

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(ii)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore, during the three months ended December 31, 2017.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations increased for the three months ended December 31, 2017, compared to the same quarter of the prior year, primarily due to higher operational bonuses earned in the fourth quarter of 2017 compared to the same period in 2016, the commencement of operations of the Pioneiro de Libra FPSO in late-November 2017 and restructuring charges relating to the reorganization within the Partnership’s FPSO segment during the fourth quarter of 2016.

Shuttle Tanker Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended December 31, 2017, compared to the same quarter of the prior year, primarily due to the redelivery of the Nordic Brasilia and Nordic Rio in August 2017 and October 2017, respectively, and approximately $6 million of non-recurring repairs and maintenance expenses incurred during the fourth quarter of 2017 to prepare these vessels for trade in the conventional tanker market, and pre-operational costs related to the transit of the Beothuk Spirit and Norse Spirit to the East Coast of Canada during the fourth quarter of 2017, which vessels commenced their respective charter contracts in December 2017 and January 2018, partially offset by higher charter renewal rates for the Petronordic and Petroatlantic from April 2017, higher average CoA rates, a decrease in crew costs due to changes in crew composition and fewer in-chartered vessel days during the fourth quarter of 2017.
FSO Segment
Income from vessel operations and cash flow from vessel operations increased for the three months ended December 31, 2017, compared to the same quarter of the prior year, primarily due to the Randgrid FSO commencing its charter contract in October 2017.
UMS Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended December 31, 2017, compared to the same quarter of the prior year, primarily due to the non-payment of charter hire since November 2016 and the subsequent termination by Petrobras of the charter contract for the Arendal Spirit UMS in April 2017, and non-recurring expenses related to the transit of the Arendal Spirit UMS to its lay-up location during the fourth quarter of 2017, including $3.5 million of internal towage costs which are eliminated in the Partnership's consolidated results.
Towage Segment

Income from vessel operations decreased for the three months ended December 31, 2017, compared to the same quarter of the prior year, reflecting the challenging towage markets.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 1, 2018.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	7	(i)	—	1	(ii)	8
Shuttle Tanker Segment	29	(iii)	2	5	(iv)	36
FSO Segment	6		—	—		6
UMS Segment	1		—	—		1
Towage Segment	9		—	1	(v)	10
Conventional Segment	—		2	—		2
Total	52		4	7		63

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Consists of the Petrojarl I FPSO upgrade project, which upgrade was completed in December 2017 and which FPSO is scheduled to commence operations in April 2018.

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iv)
Includes one Suezmax-size DP2 shuttle tanker newbuilding scheduled to commence employment under the East Coast of Canada charter contracts in May 2018 and four Suezmax-size DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through 2020, two of which will operate under Teekay Offshore's master agreement with Statoil and two of which will join Teekay Offshore's CoA portfolio in the North Sea.

(v)	Consists of one long-distance towing and offshore installation vessel newbuilding, ALP Keeper, delivered in February 2018.

Liquidity Update

In October 2017, as part of the previously announced transaction with Brookfield Business Partners L.P. and its affiliates, the Partnership exercised the call option to repurchase the remaining outstanding balances under each of the Partnership’s Norwegian Kroner (NOK) 420 million senior unsecured bond agreement and the Partnership’s NOK 800 million senior unsecured bond agreement. These repurchases were settled in November 2017 in accordance with their respective terms.
In January 2018, the Partnership completed a public offering of $120 million of its 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Series E Preferred Units), including $5 million Series E Preferred Units sold pursuant to the exercise of the underwriter's over-allotment option, raising total net proceeds of approximately $116 million.
As of December 31, 2017, the Partnership had total liquidity of $221.9 million, excluding $24.3 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs. Giving pro-forma effect to the issuance of the Series E Preferred Units completed in January 2018, the Partnership's total liquidity as at December 31, 2017 would have been approximately $338 million.

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Conference Call

The Partnership plans to host a conference call on Thursday, February 22, 2018 at 12:00 p.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-888-394-8218 or 647-484-0475, if outside North America, and quoting conference ID code 8526810.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Fiscal Year 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, a unit for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow From (Used For) Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income (loss) adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	295,728	273,626	274,920	1,110,284	1,152,390

Voyage expenses	(29,005)	(25,102)	(23,323)	(99,444)	(80,750)
Vessel operating expenses	(98,100)	(86,769)	(84,320)	(353,564)	(364,441)
Time-charter hire expenses	(18,375)	(20,677)	(22,440)	(80,315)	(75,485)
Depreciation and amortization	(85,658)	(75,304)	(76,873)	(309,975)	(300,011)
General and administrative	(14,383)	(19,870)	(12,631)	(62,249)	(56,122)
Gain on sale and (write-down) of vessels (1)	148	(316,726)	3,571	(318,078)	(40,079)
Restructuring recovery (charge)	671	(2,885)	(2,360)	(2,664)	(4,649)
Income (loss) from vessel operations	51,026	(273,707)	56,544	(116,005)	230,853

Interest expense	(43,365)	(38,819)	(35,859)	(154,890)	(140,611)
Interest income	1,245	710	262	2,707	1,257
Realized and unrealized gain (loss)
on derivative instruments (2)	4,708	(19,232)	81,967	(42,853)	(20,313)
Equity income	2,126	4,416	4,087	14,442	17,933
Foreign currency exchange (loss) gain (3)	(693)	(6,526)	303	(14,006)	(14,805)
Other (expense) income - net (4)	(3,197)	15,174	441	11,065	(21,031)
Income (loss) before income tax recovery (expense)	11,850	(317,984)	107,745	(299,540)	53,283
Income tax recovery (expense)	4,187	(2,292)	(11,479)	98	(8,808)
Net income (loss)	16,037	(320,276)	96,266	(299,442)	44,475

Non-controlling interests in net income (loss)	638	(2,785)	4,313	3,764	11,858
Preferred unitholders' interest in net income (loss)	5,376	11,917	12,387	42,065	45,836
General partner’s interest in net income (loss)	76	(6,373)	1,590	(5,770)	(267)
Limited partners’ interest in net income (loss)	9,947	(323,035)	77,976	(339,501)	(12,952)

Weighted-average number of common units:
- basic	410,045,210	170,657,562	144,704,887	220,755,937	124,747,207
- diluted	475,360,951	182,393,904	177,694,503	229,940,120	124,747,207
Total number of common units outstanding
at end of period	410,045,210	410,045,210	147,514,113	410,045,210	147,514,113

(1)
During the year ended December 31, 2017, the Partnership incurred a $318.1 million write-down related to the Petrojarl I FPSO unit due to increased costs and time associated with upgrade work on the unit, the Ostras FPSO unit due to the expected expiration of the charter in early-2018, three DP1 shuttle tankers as a result of a change in operational plans for the vessels, and the HiLoad DP unit due to a change in expectations for the future opportunities of the unit.

In June 2016, as part of the Partnership's 2016 financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings during the year ended December 31, 2016.

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(2)
Realized (loss) gain on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (loss) gain on derivative instruments relates to the change in fair value of such derivative instruments. During the three months ended September 30, 2017 and the year ended December 31, 2017, as part of the Brookfield Transaction, the Partnership amended certain interest rate swaps to lower the fixed rate interest rate on the swaps and recorded $38.0 million of related rate reset and transaction fees, which are included in the realized loss relating to interest rate swaps in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
Realized (loss) gain relating to:
Interest rate swaps	(8,360)	(48,974)	(11,830)	(78,296)	(52,819)
Foreign currency forward contracts	260	1,048	(769)	900	(7,153)
	(8,100)	(47,926)	(12,599)	(77,396)	(59,972)

Unrealized gain (loss) relating to:
Interest rate swaps	14,017	28,465	97,782	33,114	29,937
Foreign currency forward contracts	(1,209)	229	(3,216)	1,429	9,722
	12,808	28,694	94,566	34,543	39,659
Total realized and unrealized gain (loss) on
derivative instruments	4,708	(19,232)	81,967	(42,853)	(20,313)

(3)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange (loss) gain includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and an unrealized gain (loss) relating to the change in fair value of such swaps, partially offset by an unrealized (loss) gain on the revaluation of the NOK bonds, as detailed in the table below. During the three months and year ended December 31, 2017, the Partnership recorded realized losses of $33.3 million and $73.5 million, respectively, relating to the termination of certain cross currency swaps, which were offset by unrealized gains of $33.3 million and $73.5 million, respectively, which are included in the table below. During the three months and year ended December 31, 2017, the Partnership recorded a $67.7 million realized foreign exchange gain on the settlement of certain NOK bonds which is not included in the table below. During the year ended December 31, 2016, the Partnership's realized loss on cross currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond which settled in January 2016, which was offset by a $32.6 million realized foreign currency exchange gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
Realized loss on cross currency swaps	(34,704)	(42,987)	(12,221)	(84,205)	(53,497)
Unrealized gain (loss) on cross currency swaps	24,936	54,488	(12,148)	91,914	46,127
Unrealized (loss) gain on revaluation of NOK bonds	(57,937)	(12,823)	21,910	(79,818)	(39,897)

(4)
In September and October 2017, the Partnership settled certain claims from CeFront Technology AS and Sevan Marine ASA , respectively, and reversed related contingent liabilities recorded in June 2016 arising from the cancellations of two UMS newbuildings. As a result, a net gain of $15.0 million was reported in Other (expense) income - net for the three months ended September 30, 2017 and the year ended December 31, 2017.

During 2016, the Partnership accrued for potential damages resulting from the cancellations of the UMS newbuildings and reversed other contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million was reported in Other (expense) income - net for the year ended December 31, 2016. The UMS newbuilding contracts were held in separate subsidiaries of the Partnership and obligations of these subsidiaries were non-recourse to the Partnership.

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	December 31, 2017	September 30, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	221,934	416,346	227,378
Restricted cash - current	28,360	27,470	92,265
Accounts receivable	162,691	138,462	114,576
Vessels held for sale	—	12,400	6,900
Net investments in direct financing leases - current	5,199	6,004	4,417
Prepaid expenses	30,336	26,308	25,187
Due from affiliates	37,376	44,765	77,811
Other current assets	24,050	17,110	21,282
Total current assets	509,946	688,865	569,816

Restricted cash - long-term	—	—	22,644

Vessels and equipment
At cost, less accumulated depreciation	4,398,836	3,825,666	4,084,803
Advances on newbuilding contracts and conversion costs	288,658	689,252	632,130
Net investments in direct financing leases	12,008	12,769	13,169
Investment in equity accounted joint ventures	169,875	168,852	141,819
Deferred tax asset	28,110	23,760	24,659
Other assets	101,217	86,037	100,435
Goodwill	129,145	129,145	129,145
Total assets	5,637,795	5,624,346	5,718,620

LIABILITIES AND EQUITY
Current
Accounts payable	43,317	37,362	8,946
Accrued liabilities	187,687	210,434	150,281
Deferred revenues	69,668	58,484	57,373
Due to affiliates	108,483	124,711	96,555
Current portion of long-term debt	589,767	731,326	586,892
Current portion of derivative instruments	42,515	53,646	55,002
Current portion of in-process revenue contracts	9,056	10,290	12,744
Other current liabilities	—	1,480	—
Total current liabilities	1,050,493	1,227,733	967,793
Long-term debt	2,533,961	2,346,227	2,596,002
Derivative instruments	167,469	194,354	282,138
Due to affiliates	163,037	160,757	200,000
In-process revenue contracts	41,225	43,204	50,281
Other long-term liabilities	208,111	181,420	211,611
Total liabilities	4,164,296	4,153,695	4,307,825

Redeemable non-controlling interest	(29)	(34)	962
Convertible preferred units	—	—	271,237

Equity
Limited partners - common units	1,004,077	999,616	784,056
Limited partners - preferred units	266,925	266,925	266,925
General partner	15,996	14,910	20,658
Warrants	132,225	132,320	13,797
Accumulated other comprehensive loss	(523)	(2,768)	(804)
Non-controlling interests	54,828	59,682	53,964
Total equity	1,473,528	1,470,685	1,138,596
Total liabilities and total equity	5,637,795	5,624,346	5,718,620

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(299,442)	44,475
Non-cash items:
Unrealized gain on derivative instruments	(126,450)	(86,467)
Equity income, net of dividends received of $11,600 (2016: $7,206)	(2,842)	(10,727)
Depreciation and amortization	309,975	300,011
Write-down and (gain) on sale of vessels	318,078	40,079
Deferred income tax (recovery) expense	(1,870)	4,854
Amortization of in-process revenue contracts	(12,745)	(12,779)
Unrealized foreign currency exchange loss and other	37,511	26,582
Change in non-cash working capital items related to operating activities	29,806	74,218
Expenditures for dry docking	(17,269)	(26,342)
Net operating cash flow	234,752	353,904
FINANCING ACTIVITIES
Proceeds from long-term debt	1,295,751	456,697
Scheduled repayments of long-term debt	(649,198)	(434,339)
Prepayments of long-term debt	(729,341)	(197,776)
Debt issuance costs	(17,268)	(12,095)
Decrease (increase) in restricted cash	86,549	(54,389)
Proceeds from issuance of common units and warrants	640,595	135,246
Proceeds from issuance of preferred units and warrants	—	100,000
Repurchase of preferred units	(250,022)	—
Expenses relating to equity offerings	(12,155)	(6,395)
Cash distributions paid by the Partnership	(60,593)	(78,634)
Cash distributions paid by subsidiaries to non-controlling interests	(9,891)	(14,210)
Equity contribution from joint venture partners	6,000	750
Other	(483)	(90)
Net financing cash flow	299,944	(105,235)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(533,260)	(294,581)
Proceeds from sale of vessels and equipment	13,100	69,805
Repayment from joint ventures	(25,824)	(54,873)
Direct financing lease payments received (investments)	5,844	(115)
Net investing cash flow	(540,140)	(279,764)
Decrease in cash and cash equivalents	(5,444)	(31,095)
Cash and cash equivalents, beginning of the year	227,378	258,473
Cash and cash equivalents, end of the year	221,934	227,378

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	16,037	96,266	(299,442)	44,475
Adjustments:
Net income attributable to non-controlling interests	638	4,313	3,764	11,858
Net income (loss) attributable to the partners and preferred unitholders	15,399	91,953	(303,206)	32,617
Add (subtract) specific items affecting net income (loss):
Unrealized gain on derivative instruments (1)	(12,203)	(93,845)	(34,565)	(42,930)
Deferred income tax (recovery) expense relating to Norwegian tax structure (2)	(4,724)	10,409	(2,669)	10,409
Foreign currency exchange (gains) losses (3)	(785)	(3,892)	3,194	2,568
Termination of Arendal Spirit UMS charter contract (4)	(671)	—	11,102	—
(Gain) on sale and write-down of vessels (5)	(148)	(3,571)	318,078	40,079
Realized loss on interest rate swap amendments	—	—	37,950	—
Net (gain) loss provision relating to cancellation of UMS newbuildings (6)	—	—	(13,833)	21,282
Contingency settlements, restructuring charges and other (7)	3,102	3,935	11,387	7,655
Pre-operational costs (8)	11,359	999	17,939	11,411
Non-controlling interests’ share of items above (9)	—	2,499	(5,400)	2,916
Total adjustments	(4,070)	(83,466)	343,183	53,390
Adjusted net income attributable to the partners and preferred unitholders	11,329	8,487	39,977	86,007

(1)
Reflects the net unrealized gain due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity accounted joint venture and hedge ineffectiveness within the Pioneiro de Libra FPSO equity accounted joint venture.

(2)	Reflects the (increase) decrease in the deferred income tax asset for the Partnership's Norwegian tax structures.

(3)
Foreign currency exchange (gain) loss primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(4)
Includes the write-off (reversal) of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017 and restructuring charges related to severance costs from the termination of the charter contract of the Arendal Spirit UMS.

(5)	See footnote (1) of the summary consolidated statements of income (loss) included in this release for further details.

(6)	See footnote (4) of the summary consolidated statements of income (loss) included in this release for further details.

(7)
Other items for the three months ended December 31, 2017 includes a loss on the repurchase of certain of the Partnership's NOK bonds. Other items for the year ended December 31, 2017 also includes non-recurring general and administrative expenses relating to the Brookfield Transaction and an increase in the Piranema Spirit FPSO rate reduction contingency.

Other items for the three months ended December 31, 2016 mainly includes a restructuring charge relating to the reorganization within the Partnership’s FPSO segment. Other items for the year ended December 31, 2016 also includes an increase in depreciation expense as a result of the change in the estimated useful life of the shuttle component of the Partnership’s shuttle tankers from 25 years to 20 years effective January 1, 2016 (only includes adjustment for the initial period of adoption, which was the first quarter of 2016) and the write-down of equipment in one of its joint ventures, partially offset by an early termination fee received from Teekay Corporation related to the sale of the Kilimanjaro Spirit conventional tanker.

(8)
Reflects depreciation and amortization expense, voyage expenses, general and administrative expenses and vessel operating expenses relating to the Beothuk Spirit and Norse Spirit shuttle tankers prior to the commencement of the East Coast of Canada charter contracts and the Petrojarl I FPSO unit while undergoing upgrades and realized losses on interest rate swaps relating to the Pioneiro de Libra FPSO conversion and the ALP towage newbuildings for the three months and year ended December 31, 2017. Reflects depreciation and amortization expense and vessel operating expenses related to the Petrojarl I FPSO unit while undergoing upgrades, realized losses (gains) on foreign currency forward contracts relating to upgrade and conversion costs on the Petrojarl I FPSO unit and Gina Krog FSO unit, respectively, and costs associated with the deferral of the delivery of the UMS units for the three months and year ended December 31, 2016.

(9)
Items affecting net income (loss) include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income (loss) is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net income (loss) listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	16,037	96,266	(299,442)	44,475
Add (subtract):
Depreciation and amortization	85,658	76,873	309,975	300,011
Realized loss on amendment/early termination of interest rate and cross currency swaps	33,254	—	111,371	—
Partnership's share of equity accounted joint venture's distributable cash flow net of estimated maintenance capital expenditures (1)	5,821	5,625	21,183	20,308
Pre-operational costs	2,844	(536)	13,646	5,933
Distributions relating to equity financing of newbuildings and conversion costs	—	4,461	15,014	16,335
Net (reversal of) loss provision relating to cancellation of UMS newbuildings	—	—	(13,833)	21,282
(Gain) on sale and write-down of vessels (2)	(148)	(3,571)	318,078	40,079
Equity income	(2,126)	(4,087)	(14,442)	(17,933)
Amortization of non-cash portion of revenue contracts	(4,041)	(4,032)	(16,032)	(16,058)
Deferred income tax (recovery) expense	(4,547)	10,867	(1,870)	4,854
Distributions on preferred units	(5,376)	(12,386)	(42,065)	(45,836)
Unrealized gain on non-designated derivative instruments (3)	(37,743)	(94,566)	(126,457)	(39,659)
Estimated maintenance capital expenditures (4)	(40,412)	(41,369)	(156,074)	(155,391)
Unrealized foreign exchange (gain) loss and other, net	(10,432)	(6,830)	9,189	3,730
Distributable cash flow before non-controlling interests	38,789	26,715	128,241	182,130
Non-controlling interests' share of DCF	(4,340)	(5,088)	(22,535)	(20,801)
Distributable Cash Flow	34,449	21,627	105,706	161,329
Amount attributable to the General Partner	(31)	(331)	(429)	(1,201)
Limited partners' Distributable Cash Flow	34,418	21,296	105,277	160,128
Weighted-average number of common units outstanding	410,045,210	144,704,887	220,755,937	124,747,207
Distributable Cash Flow per limited partner unit	0.08	0.15	0.48	1.28

(1)
Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint ventures were $2.6 million and $1.0 million for the three months ended December 31, 2017 and 2016, respectively, and $5.7 million and $4.2 million for the years ended December 31, 2017 and 2016, respectively.

(2)	See footnote (1) of the summary consolidated statements of income (loss) included in this release for further details.

(3)	Derivative instruments include interest rate swaps. cross currency swaps, and foreign currency forward contracts.

(4)
Estimated maintenance capital expenditures for the three months and year ended December 31, 2017 includes $8.1 million and $0.9 million reductions relating to cash compensation received from shipyards in connection with the delayed deliveries of the ALP Sweeper and the Beothuk Spirit, respectively, and additionally, the year ended December 31, 2017 includes a further $8.4 million reduction relating to cash compensation received from the shipyard in connection with the delayed delivery of the ALP Defender. Estimated maintenance expenditures for the year ended December 31, 2016 includes a $7.0 million reduction relating to cash compensation received from the shipyard in connection with the delayed delivery of the ALP Striker.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(1)	Total

Revenues	118,675	132,106	34,409	321	12,212	3,540	(5,535)	295,728
Voyage expenses	—	(22,348)	(159)	(1,152)	(5,617)	(248)	519	(29,005)
Vessel operating expenses	(38,165)	(42,671)	(10,337)	(5,329)	(6,145)	—	4,547	(98,100)
Time-charter hire expenses	—	(14,399)	—	—	—	(3,976)	—	(18,375)
Depreciation and amortization	(34,064)	(33,935)	(11,678)	(1,659)	(4,522)	—	200	(85,658)
General and administrative	(7,142)	(4,717)	(508)	(884)	(1,042)	(90)	—	(14,383)
(Loss) gain on sale of vessels	—	(244)	392	—	—	—	—	148
Restructuring (charge) recovery	—	(210)	—	881	—	—	—	671
Income (loss) from vessel operations	39,304	13,582	12,119	(7,822)	(5,114)	(774)	(269)	51,026

	Three Months Ended December 31, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total

Revenues	116,429	129,092	12,037	3,821	9,794	3,747	—	274,920
Voyage expenses	—	(17,437)	(1,086)	—	(4,785)	(15)	—	(23,323)
Vessel operating expenses	(34,714)	(32,215)	(5,443)	(7,312)	(4,509)	(127)	—	(84,320)
Time-charter hire expenses	—	(18,213)	—	—	—	(4,227)	—	(22,440)
Depreciation and amortization	(37,200)	(31,919)	(2,725)	(1,623)	(3,406)	—	—	(76,873)
General and administrative	(8,845)	(1,185)	(224)	(1,329)	(957)	(91)	—	(12,631)
Gain on sale and (write-down) of vessels	—	4,554	(983)	—	—	—	—	3,571
Restructuring charge	(2,360)	—	—	—	—	—	—	(2,360)
Income (loss) from vessel operations	33,310	32,677	1,576	(6,443)	(3,863)	(713)	—	56,544

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended December 31, 2017.

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended								Year Ended
	December 31, 2017								December 31, 2017
	(unaudited)								(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations(1)	Total	Total
Income (loss) from vessel operations
(See Appendix C)	39,304	13,582	12,119	(7,822)	(5,114)	(774)	(269)	51,026	(116,005)
Depreciation and amortization	34,064	33,935	11,678	1,659	4,522	—	(200)	85,658	309,975
Realized gain from the
settlements of non-designated
foreign currency forward contracts	64	108	—	—	318	—	—	490	1,003
Amortization of non-cash portion of
revenue contracts	(4,041)	—	—	—	—	—		(4,041)	(16,032)
Termination of Arendal Spirit UMS
charter contract	—	—	—	—	—	—	—	—	8,888
Loss (gain) on sale and writedown of vessels	—	244	(392)	—	—	—	—	(148)	318,078
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(368)	—	—	—	—	(368)	(1,635)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,661	—	—	—	—	1,661	7,340
Eliminations upon consolidation	—	—	—	—	(469)	—	469	—
Cash flow from (used for) vessel
operations from consolidated vessels	69,391	47,869	24,698	(6,163)	(743)	(774)	—	134,278	511,612

	Three Months Ended								Year Ended
	December 31, 2016								December 31, 2016
	(unaudited)								(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker			YTD
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations	Total	Total
Income (loss) from vessel operations
(See Appendix C)	33,310	32,677	1,576	(6,443)	(3,863)	(713)	—	56,544	230,853
Depreciation and amortization	37,200	31,919	2,725	1,623	3,406	—	—	76,873	300,011
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(553)	(4)	—	—	22	—	—	(535)	(6,744)
Amortization of non-cash portion of
revenue contracts	(4,032)	—	—	—	—	—	—	(4,032)	(16,058)
(Gain) on sale and write-down of vessels	—	(4,554)	983	—	—	—	—	(3,571)	40,079
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(729)	—	—	—	—	(729)	(2,829)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,232	—	—	—	—	2,232	8,766
Cash flow from (used for) vessel
operations from consolidated vessels	65,925	60,038	6,787	(4,820)	(435)	(713)	—	126,782	554,078

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended December 31, 2017.

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	29,482	14,741	20,007	10,004
Vessel and other operating expenses	(8,234)	(4,116)	(3,894)	(1,947)
Depreciation and amortization	(8,226)	(4,113)	(4,235)	(2,118)
Income from vessel operations of equity accounted vessels	13,022	6,512	11,878	5,939
Net interest expense (1)	(8,538)	(4,269)	(1,919)	(960)
Realized and unrealized loss on derivative instruments (2)	764	382	(1,465)	(733)
Foreign currency exchange loss	(1,100)	(551)	(2)	(1)
Total other items	(8,874)	(4,438)	(3,386)	(1,694)
Net income / equity income of equity accounted vessels before income tax recovery (expense)	4,148	2,074	8,492	4,245
Income tax recovery (expense)	103	52	(316)	(158)
Net income / equity income of equity accounted vessels	4,251	2,126	8,176	4,087
Income from vessel operations of equity accounted vessels	13,022	6,512	11,878	5,939
Depreciation and amortization	8,226	4,113	4,235	2,118
Cash flow from vessel operations from equity accounted vessels	21,248	10,625	16,113	8,057

(1)
Net interest expense for the three months ended December 31, 2017 includes an unrealized loss of $3.1 million ($1.5 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow edges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized loss on derivative instruments for the three months ended December 31, 2017 and 2016 includes an unrealized gain of $1.2 million ($0.6 million at the Partnership’s 50% share) and an unrealized loss of $0.8 million ($0.4 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit.

	Year Ended		Year Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	90,662	45,331	80,869	40,435
Vessel and other operating expenses	(23,942)	(11,971)	(20,380)	(10,190)
Depreciation and amortization	(21,439)	(10,719)	(17,429)	(8,715)
Write-down and loss on sale of equipment	—	—	(1,351)	(675)
Income from vessel operations of equity accounted vessels	45,281	22,641	41,709	20,855
Net interest expense (1)	(14,874)	(7,437)	(7,081)	(3,541)
Realized and unrealized (loss) gain on derivative instruments (2)	(139)	(70)	1,609	805
Foreign currency exchange gain	(1,178)	(589)	372	186
Total other items	(16,191)	(8,096)	(5,100)	(2,550)
Net income / equity income of equity accounted vessels before income tax expense	29,090	14,545	36,609	18,305
Income tax expense	(206)	(103)	(743)	(372)
Net income / equity income of equity accounted vessels	28,884	14,442	35,866	17,933
Income from vessel operations of equity accounted vessels	45,281	22,641	41,709	20,855
Depreciation and amortization	21,439	10,719	17,429	8,715
Write-down and loss on sale of equipment	—	—	1,351	675
Cash flow from vessel operations from equity accounted vessels	66,720	33,360	60,489	30,245

(1)
Net interest expense for the year ended December 31, 2017 includes an unrealized loss of $2.6 million ($1.3 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized (loss) gain on derivative instruments for the years ended December 31, 2017 and 2016 includes an unrealized gain of $2.0 million ($1.0 million at the Partnership’s 50% share) and an unrealized gain of $5.2 million ($2.6 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO units.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the estimated future cash flow from vessel operations, including the impact on the Partnership's balance sheet, and weighted average contract length associated with the Partnership’s existing growth projects once delivered; the timing and cost of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; the timing and contract terms related to the extension of the employment of the Voyageur Spirit FPSO unit on the Huntington field and the expected impact on the life of the Huntington field; a potential global energy and offshore market recovery; the Partnership’s ability to benefit from future opportunities; and the number of vessel equivalent days for the new ALP contract. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the inability to negotiate final documentation related to the Voyageur Spirit FPSO heads of terms; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the ability to fund the Partnership’s remaining capital commitments and debt maturities; vessel demand under the new towage contract; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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